SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated June 16, 2015

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 33, 120 Collins Street
London SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-196694) OF RIO TINTO FINANCE (USA) LIMITED, RIO TINTO FINANCE (USA) plc, RIO TINTO plc AND RIO TINTO LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

In connection with the issuance by Rio Tinto Finance (USA) Limited of U.S.$1,200,000,000 aggregate principal amount of 3.750% Notes due 2025, Rio Tinto Limited and Rio Tinto plc are filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File No. 333-196694):

EXHIBITS

5.1	Opinion of Linklaters LLP, as to the validity of the debt securities and the guarantees being registered as to certain matters of English law

5.2	Opinion of Linklaters LLP, as to the validity of the debt securities and the guarantees being registered as to certain matters of New York law

5.3	Opinion of Allens, as to the validity of the debt securities and the guarantees being registered as to certain matters of Australian law

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Eleanor Evans	By	/s/ Eleanor Evans
Name	Eleanor Evans	Name	Eleanor Evans
Title	Company Secretary	Title	Joint Company Secretary

Date	June 16, 2015	Date	June 16, 2015